
December 7, 2023

Carlos Phillips
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico City
Mexico

      Re: Grupo Televisa, S.A.B.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-12610

Dear Carlos Phillips:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology

cc: Joshua Wechsler